UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Divestment of Low Synergy Businesses

Item 1

Divestment of Low Synergy Businesses

Pursuant to the Company’s announcement dated October 19, 2017 (ref No: 2017-02-100347), the Company hereby announces that today several of its subsidiaries entered into an agreement for the sale of its fire safety and oil additives (P2S5 or phosphorus Penta sulfide) business units (the “Business”) to SK Capital, a private investment firm focused on specialty materials, chemicals and pharmaceuticals sectors. The Business is part of ICL Specialty Solutions’ Advanced Additives business line and has operations in North and South America, Europe, Australia and Asia.

ICL’s fire safety unit is a leading supplier of chemicals and services for fighting wild fires and class A&B foams to extinguish fires. ICL’s oil additives business line products are used in the manufacture of lubrication oil additives, mining chemicals and pesticides.

The consideration expected to be received in the transaction is approximately $1billion. During 2016, ICL’s Business contributed approximately $245 million to ICL’s sales and approximately $79 million to ICL’s operating income. During the twelve months ended September 30, 2017 ICL’s Business contributed approximately $294 million to ICL’s sales and approximately $112 million to ICL’s operating income.

The sale is expected to close in the first half of 2018, subject to the fulfillment of customary closing conditions specified in the sale agreement, including receipt of approvals by the competent authorities.

The decision by ICL to divest the Business is in line with ICL’s previously announced strategy to divest low synergies businesses, focus the Company’s operations on its mineral chains, reduce debt ratios and generate funds for growth initiatives.

There is no certainty that the transaction would reach closing and\or that it would reach closing in accordance with the abovementioned terms. Insofar as the transaction reaches closing, the Company will report accordingly, including with respect to the effects of the transaction on the results in the financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: December 7, 2017